SIDLEY AUSTIN LLP 1000 LOUISIANA, SUITE 5900 HOUSTON, TEXAS 77002 +1 713 495 4500 +1 713 495 4500 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 713 495 4523 JDALY@SIDLEY.COM

November 23, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Babette Cooper Wilson Lee

Re:	Blue Ocean Acquisition Corp Form 10-K for the Fiscal Year Ending December 31, 2021 10-K filed March 30, 2022 File No. 001-41112

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Blue Ocean Acquisition Corp (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report for the fiscal year ending December 31, 2021, filed on March 30, 2022 , as set forth in the Staff’s letter dated November 14, 2022 (the “Comment Letter”).

Set forth below is the Company’s response to the Comment Letter.  For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission
November 23, 2022

Form 10-K for the Fiscal Year Ending December 31, 2021

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that our sponsor, Blue Ocean Sponsor LLC (the “Sponsor”), is a Cayman Islands limited liability company and has substantial ties with non-U.S. persons.

The Company plans to include a risk factor substantially in the form below in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 to the extent applicable, and other appropriate future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination would be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Were we considered to be a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions and/or CFIUS review. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an initial business combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

U.S. Securities and Exchange Commission
November 23, 2022

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.20 per public share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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Should you wish to discuss the foregoing response at any time, please do not hesitate to contact me at (713) 495-4523 or at jdaly@sidley.com.

Very truly yours,

By:	/s/ Jon W. Daly
Jon W. Daly, Esq.

cc:	Richard Leggett – Blue Ocean Acquisition Corp.